August 15, 2024

Austen Lambrecht
Chief Executive Officer
1606 Corp.
2425 E. Camelback Rd Suite 150
Phoenix, AZ 85016

       Re: 1606 Corp.
           Offering Statement on Form 1-A
           Filed July 19, 2024
           File No. 024-12466
Dear Austen Lambrecht:

       We have reviewed your offering statement and have the following comments.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Cover Page

1. Please revise your cover page disclosure to discuss the voting rights of the common stock and preferred stock and to quantify the voting control that Mr. Lambrecht will have following the completion of the offering.
2. Please disclose that there is a minimum $500 investment for each investor.
Compensation of Directors and Executive Officers, page 28

3. We note your disclosure on page F-27 that "Greg Lambrecht has agreed to waive his right to payment of any amounts due but unpaid under his employment contract." However, note (1) to your executive compensation table states that "All of the salary was accrued and unpaid." Please confirm whether the $250,000 reported for 2023 has been waived.
 August 15, 2024
Page 2
Principal Shareholders, page 30

4. Please revise your beneficial ownership table to separately disclose the beneficial ownership of the common stock and preferred stock as well as the total voting power of each holder. Refer to Item 12 of Form 1-A.
Certain Relationships and Related Party Transactions, page 31

5. Please revise to disclose the related party transactions referred to on page F-10. Refer to
       Item 13(a) of Form 1-A.
Description of Capital Stock, page 32

6. Please disclose the circumstances under which the Class B preferred stock may be transferred as well any restrictions on such transfers.
Where You Can Find More Information, page 35

7. We note the amendments to the quarterly reports on Form 10-Q filed on May 15, 2024 to restate the previously issued financial statements. An Item 4.02 Form 8-K was required to be filed within four business days of concluding that your previously issued financial statements should no longer be relied upon. Please file the required
Item 4.02 Form 8-K.
       Refer to General Instruction B.1. and Item 4.02 of Form 8-K.
8. Please revise your statement that you will be required to file periodic reports with the
       SEC upon the completion of this offering to clarify that you are currently required to file periodic reports with the SEC pursuant to the Exchange Act.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 August 15, 2024
Page 3

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jeff Kauten at 202-551-3447 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Brian Higley, Esq.